EXHIBIT 12.1

Mondelēz International, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions of U.S. dollars, except ratio)

For the Three Months Ended March 31, 2015

Earnings before income taxes	$425

Add / (Deduct):
Equity in net earnings of less than 50% owned affiliates	(26)
Dividends from less than 50% owned affiliates	55
Fixed charges	237
Interest capitalized, net of amortization	(2)

Earnings available for fixed charges	$689

Fixed charges:
Interest incurred:
Interest expense	$209
Capitalized interest	2

211
Portion of rent expense deemed to represent interest factor	26

Fixed charges	$237

Ratio of earnings to fixed charges	2.9